Exhibit 3

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (“Grown Rogue” or the “Company”)
550 Airport Road
Medford, Oregon
United States 97504

Item 2	Date of Material Change

June 5, 2024 and June 10, 2024.

Item 3	News Release

Two news releases were issued by the Company on June 5, 2024 and June 11, 2024 respectively through the facilities of Cision and were subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On June 5, 2024, the Company announced that it received licensing approval from the New Jersey Cannabis Regulatory Commission (“CRC”) and closed its first option to acquire 44% of ABCO Garden State, LLC (“ABCO”).

On June 11, 2024, the Company announced the issuance of (i) 9,947,312 common shares in connection with the conversion of debentures representing a principal amount of US$1,750,000; and (ii) 168,750 common shares in connection with the exercise of options on a cashless basis.

Item 5.1	Full Description of Material Change

New Jersey Acquisition

On June 5, 2024, the Company announced it received licensing approval from the CRC and closed its first option to acquire 44% of ABCO.

The transaction details are as follows:

●	Grown Rogue has an option to acquire 70% of ABCO through two options; Option 1 was for 44% and Option 2 is for 26%

●	ABCO has an annual cultivation license with the New Jersey Cannabis Regulatory Commission with local zoning and planning approvals and sufficient power supply

●	Upon receiving licensing approval, the Company closed Option 1 for ~US$1,260,000, which has been paid in cash

●	The Company anticipates exercising Option 2, pending regulatory approval, two years after operations commence. The purchase price for Option 2 is ~US$720,000

●	Grown Rogue has the right to purchase the remaining equity of ABCO at fair market value

Debenture Conversion and Option Exercise

On June 11, 2024, the Company announced the issuance of 9,947,312 common shares in connection with the conversion of debentures representing a principal amount of US$1,750,000. After the debenture conversion, US$4,350,000 million in convertible debentures remain. After the conversion, funds managed by Mindset Capital, a private investment firm focused on the cannabis industry, has increased their combined holdings to 35,065,532 shares and is now the largest shareholder of the Company. Mindset Capital led the two rounds of debenture financings between December 2022 and August 2023.

Further, the Company announced that 168,750 common shares were issued in connection with the exercise of options on a cashless basis. The Company confirms it currently has 218,616,805 common shares issued and outstanding and 262,449,055 common shares on a fully diluted basis.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

June 11, 2024.

Cautionary Note Regarding Forward Looking Information

FORWARD-LOOKING STATEMENTS

This report contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.